SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 17, 2017

I. Date, Time and Place: October 17, 2017, at 4 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling: Carried out pursuant to article 19, paragraph 1, of the Company’s Bylaws. III. Attendance: Present at the meeting were Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir and Francis James Leahy Meaney. Messrs. André Béla Jánszky, Germán Pasquale Quiroga Vilardo, and Anna Luiza Serwy Constantino, participated by teleconference, under the article 19 of the Bylaws of the Company. Mr. William Charles Carroll were absent, and representing the Management of the Company, Messrs. Paulo Sergio Kakinoff and Richard Freeman Lark Jr, also participated of the meeting.  IV. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Baroni, to act as secretary of the meeting. V. Agenda: To pass the resolution on the following matters: (a) the approval of the Long-Term Business Plan of its controlled, Gol Linhas Aéreas S.A.; (b) homologation of the capital increase, as a result of the exercise of options by beneficiaries of the Stock Purchase Option Plan; (c) the approval of the changing of the ratio of each “American Depositary Receipts” (“ADRs”) Program registered by the Company before the United States of America Securities and Exchange Commission (“SEC”); and (d) the authorization for the Executive Officers to perform the necessary acts for compliance with the resolutions of the agenda. VI. Resolutions: After the necessary explanations were provided, and after detailed review of the documents referring to the matter hereof, were approved, by unanimous vote of presents: (a) the Long-Term Business Plan of its controlled, Gol Linhas Aéreas S.A., which the original copy is initialed and filed in the Company’s head office; (b) homologation of the increase in the Company’s capital, within the limit of the authorized capital, in the amount of one million, four hundred and ninety two thousand, one hundred and one Reais and ninety one cents (R$1,492,101.91), upon issue of two hundred and thirty thousand, five hundred and eighty-one (230,581) preferred shares, all of them nominative and with no face value, arising out of the exercise of the stock purchase option granted under the Stock Purchase Option Plan. As a result of the foregoing, the capital stock of the Company shall be increased from three billion, eighty-one million, two hundred and eighty-seven thousand, two hundred and seventy-four Reais and forty-one cents (R$ 3,081,287,274.41) to three billion, eighty-two million, seven hundred and seventy-nine thousand, three hundred and seventy-six Reais and thirty-two cents (R$3,082,779,376.32) represented by five billion, thirty-five million, thirty-seven thousand, one hundred and forty (5,035,037,140) common shares and two hundred and three million, eight hundred and fifty eight thousand, seven hundred and thirty-four

(203,858,734) preferred shares, all of them nominative and with no face value. The shares now issued are identical to those that already exist, and, under the terms of the Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on the own capital: (a.i) the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares is hereby excluded, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended; and (a.ii) the total issue price was set at one million, four hundred and ninety two thousand, one hundred and one Reais and ninety one cents (R$1,492,101.91), in accordance with the Company’s Option Plan; (c) the changing of the actual ratio of the preferred shares to each ADR of the Company. The documents related to this matter, will be submitted to Securities and Exchange Commission of Brazil (CVM), New York. Stock Exchange, and Securities Exchange Commission of United States of America, timely; and (d) the authorization for the Executive Officers to perform the necessary acts for compliance with the resolutions of the agenda. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Graziela Galli Ferreira Barioni – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, October 17, 2017.

___________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.